UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Centra Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15234X10-3

(CUSIP Number)

Mr. R. Daniel Beckham Criterion Capital Management, LLC 435 Pacific Avenue, 5th Floor San Francisco, CA 94133 415-249-1282	Carolyn S. Reiser, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Criterion Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,736,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,736,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,736,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.3%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Christopher H. Lord

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,736,900
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,736,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,736,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.3%

14. Type of Reporting Person (See Instructions) HC, IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Centra Software, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 430 Bedford Street, Lexington, MA 02420.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Criterion Capital Management, LLC, a California limited liability company ("CCM"), and Christopher H. Lord ("Lord") (collectively, the "Filers").

CCM and Lord disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is 435 Pacific Avenue, 5th Floor, San Francisco, CA 94133

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is an investment adviser. Lord is the sole manager and controlling person of CCM. The business address of both is provided in Item 2(b) above.

(d) During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please see the cover sheet for each Filer for the citizenship of that Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Criterion Capital Management, LLC*	Funds under management	$6,427,129

* Purchases were made by CCM on behalf of client accounts.

Item 4. Purpose of Transaction

On January 28, 2005, CCM sent the Issuer's Nominating and Corporate Governance Committee of the Board of Directors a letter. In the letter CCM states that Evan Marwell, a Managing Director and Senior Securities Analyst of CCM, is interested in joining the Issuer's Board of Directors. A copy of the January 28, 2005, letter is attached to this Schedule as Exhibit B.

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page: N/A

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

CCM is an investment adviser with discretionary authority over client accounts. Some of CCM's client accounts are limited partnerships for which CCM serves as the general partner pursuant to agreements providing to CCM the authority, among other things, to invest the funds of such partnership in the Stock, to vote and dispose of Stock. Other clients are investment accounts subject to investment advisory agreements providing CCM the authority to invest the assets of the account in the Stock, to vote and dispose of the Stock. Pursuant to such agreements, CCM is entitled to allocations or fees based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B. Letter dated January 28, 2005.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2004

CRITERION CAPITAL MANAGEMENT, LLC By: Christopher H. Lord, Manager
Christopher H. Lord

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Centra Software, Inc.

Dated: October 12, 2004

CRITERION CAPITAL MANAGEMENT, LLC By: Christopher H. Lord, Manager
Christopher H. Lord

EXHIBIT B

LETTER DATED JANUARY 28, 2005